

RSM McGladrey Network
An Independently Owned Member

50 West Broadway, Suite 600 • Salt Lake City, Utah 84101
Telephone (801) 328-4408 • Fax (801) 328-4461

HJ & ASSOCIATES, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

April 12, 2010

Gordon Muir
Chief Executive Officer
Alphatrade.com
930 West First Street
North Vancouver, British Columbia
V7P3N4 Canada

Dear Mr. Muir:

This is to confirm that the client-auditor relationship between Alphatrade.com (Commission File Number 000-53672) and HJ & Associates, LLC, independent accountants, has ceased.

Sincerely,

HJ & Associates, LLC

HJ & Associates, LLC

cc: Office of the Chief Accountant
        SECPS Letter File
        Securities and Exchange Commission
        Mail Stop 11-3
        450 Fifth Street, N.W.
        Washington, D.C. 20549

American Institute of Certified Public Accountants
Member of Public Company Accounting Oversight Board